DISH DBS CORPORATION
9601 S. Meridian Blvd.

Englewood, CO 80112

September 19, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               DISH DBS Corporation (the “Company”)
Registration Statement on Form S-4 (File No. 333-175277)

Ladies and Gentlemen:

This letter is in reference to the registration statement on Form S-4 (File No. 333-175277) of the Company which was originally filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2011 (as amended, the “Registration Statement”), relating to an offer to exchange $2,000,000,000 of a new series of the Company’s 6.75% Senior Notes due 2021 for a like amount of the Company’s existing 6.75% Senior Notes due 2021.

The Company hereby requests acceleration of the effective date of the Registration Statement in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), to 4:00 p.m., Eastern Daylight Saving Time, on September 21, 2011, or as soon thereafter as practicable.  The Company is aware of its obligations under the Securities Act.

The Company hereby acknowledges that:

•             should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•             the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-captioned Registration Statement; and

•             the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (303) 723-1611 or Brandon Ehrhart of the Company at (720) 514-5297 or Scott D. Miller of Sullivan & Cromwell LLP at (212) 558-3109.

Yours truly,

/s/ R. Stanton Dodge

R. Stanton Dodge
Executive Vice President, General Counsel and Secretary

cc:	Larry Spirgel
Brandon Hill
(Securities and Exchange Commission)

Brandon Ehrhart
(DISH DBS Corporation)

Scott D. Miller
(Sullivan & Cromwell LLP)